SECURIT[...]N


15048210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 68298

REPORT FOR THE PERIOD BEGINNING   01/01/204   AND ENDING   12/31/2014
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tour Bridges Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Broad St, Ste 201
(No. and Street)

Chattanooga   TN   37402
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co, PLLC
(Name – if individual, state last, first, middle name)

608 Mabry Hood Rd   Knoxville   TN   37932
(Address)   (City)   (State) (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _Christopher D. Rowe_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Four Bridges Capital Advisors_ , as of _December 31_ , 20 _14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                             Signature

_____
                                             CEO
                                             Title

_____
        Notary Public   My commission
                              expires 11-13-16

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of FourBridges Capital Advisors, LLC

We have audited the accompanying financial statements of FourBridges Capital Advisors, LLC (the "Company") (a Tennessee corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of FourBridges Capital Advisors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information, Schedule I, Computation of Net Capital Under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC
Knoxville, Tennessee
February 24, 2015

FOURBRIDGES CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2014

FOURBRIDGES CAPITAL ADVISORS, LLC

INDEX TO REPORT

DECEMBER 31, 2014

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

ASSETS

Cash	$ 164,812
Accounts receivable, net of allowance of $30,205	84,279
Office equipment, less accumulated depreciation of $1,539	5,448
Other assets	5,462
Total assets	260,001

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	22,614
Accrued expenses	5,735
Total liabilities	28,349
MEMBER'S EQUITY	231,652
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 260,001

The accompanying notes are an integral part of these financial statements.

2

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

REVENUES		
Advisory revenue	$	344,226
Retainers		449,083
Consulting fees		148,357
Revenues		229,317
Other revenue		1,002
Total revenue		1,171,985
EXPENSES		
Employee compensation and benefits		747,824
Regulatory fees and expenses		17,097
Occupancy		32,904
Other		487,423
Total expenses		1,285,248
NET LOSS	$	(113,263)

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

BALANCE - JANUARY 1, 2014	$	344,915
Net loss		(113,263)
BALANCE - DECEMBER 31, 2014	$	231,652

FOURBRIDGES CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

CASH FLOW FROM OPERATING ACTIVITIES

Net loss	$	(113,263)
Non cash expense included in net income:		
Depreciation		1,346
(Increase) decrease in operating assets:		
Accounts receivable		(47,941)
Allowance for doubtful accounts		10,000
Other assets		(5,367)
Decrease in operating liabilities:		
Accounts payable and accrued liabilities		(31,508)
Net cash from operating activities		(186,733)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of office equipment		(1,542)
Net cash from investing activities		(1,542)

NET CHANGE IN CASH (188,275)

Cash - beginning of year		353,087
Cash - end of year	$	164,812

The accompanying notes are an integral part of these financial statements.

5

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourBridges Capital Advisors, LLC (the "Company") was formed under the laws of the State of Tennessee and began operations on March 25, 2009. The Company is engaged in the business of investment banking with an emphasis on providing clients with advisory services related to selling and/or acquiring businesses, obtaining financing and restructuring capital.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). They are presented on the accrual method of accounting, thus reflecting income earned regardless of when received and expenses incurred regardless of when paid.

Receivables

The Company reports trade receivables at net realizable value. Management considers accounts that are greater than ninety days past due to be delinquent. The Company currently does not charge interest on past due accounts. Management will determine the estimate of its bad debts allowance on historical losses and current economic conditions. On a continuing basis, management will analyze delinquent receivables, and once the receivables are determined to be uncollectible, they will be written off to the allowance account.

Depreciation

Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the depreciable assets. The estimated useful life of office equipment is generally five years.

Income Taxes

The Company files as a limited liability company for income tax purposes. The Company's net income is taxed at the member level rather than at the Company level, and thus no provision for income taxes has been made in the accompanying financial statement.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.*

(Continued)

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uncertain Tax Positions (Continued)

Under the guidance of FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year. The Company's evaluation was performed for the tax years ended December 31, 2011 through December 31, 2014, for all tax jurisdictions. These are the years which remain subject to examination by major tax jurisdictions as of December 31, 2014.

Recognition of Income

The Company records fees from advisory services as income when earned. Retainers incurred from customers are non-refundable payments for services rendered and are considered earned when billed.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are expensed as incurred. There was no advertising expense for the year ended December 31, 2014.

FOURBRIDGES CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 2 – RELATED PARTY TRANSACTIONS

FourBridges Holdings, LLC, sole owner of FourBridges Capital Advisors, LLC, owns furniture and equipment with a net book value of $5,465 at December 31, 2014, which is used by the Company during the regular course of their business at no charge. FourBridges Holdings, LLC has also contributed $98,895, net of accumulated depreciation, towards leasehold improvements at December 31, 2014.

NOTE 3 – OFFICE EQUIPMENT

The major class of equipment and accumulated depreciation is as follows:

Office equipment	$	6,987
Less accumulated depreciation		(1,539)
Total	$	5,448

Depreciation expense was $1,346 for the year ended December 31, 2014.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at CapitalMark Bank and Trust located in Chattanooga, Tennessee, which is insured by the Federal Deposit Insurance Corporation on balances up to $250,000. The cash balances fluctuate on a daily basis throughout the year and can exceed the insured amount. Management does not believe the Company is exposed to any undue risk on cash balances.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $136,463, which was $131,463 in excess of its minimum dollar net capital requirement of $5,000. The Company's net capital ratio was .02 to 1.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated events and transactions subsequent to the balance sheet date through the date of the independent auditor's report (the date the financial statements were available to be issued) for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTAL INFORMATION

FOURBRIDGES CAPITAL ADVISORS, LLC

SCHEDULE-1 COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2014

Members' equity allowable for net capital	$	231,652
Total capital allowable		
Deductions and/or charges:		
Nonallowable assets:		
Accounts receivable, net		84,279
Office equipment, net		5,448
Other assets		5,462
		95,189
NET CAPITAL	$	136,463
AGGREGATE INDEBTEDNESS	$	28,349
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital	$	1,890
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	131,463
Excess net capital at 1,000 percent	$	102,444
Percentage of aggregate indebtedness to net capital		20.77%

There is no material difference between the preceding computation and the Company's
corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

• Certified Public Accountants
• Business Advisors

_p:_ 865.583.0091
_f:_ 865.583.0560
_w:_ rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



RODEFER MOSS & CO, PLLC

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of FourBridges Capital Advisors, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FourBridges Capital Advisors, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 24, 2015

Certified Public Accountants
Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
FourBridges Capital Advisors, LLC

We have reviewed management's statements, included in assertions made in Part 11A of FourBridges Capital Advisors, LLC's (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 24, 2015